December 30, 2020

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	PRE 14A Filing for the Registrants Listed on Appendix A
(each, a “Registrant” and, collectively, the “Registrants”)

Dear Ms. Larkin:

This letter responds to comments you provided to the undersigned via telephone on December 28, 2020 in connection with your review of the Registrants’ preliminary proxy statement (the “Preliminary Proxy Statement”) on Schedule 14A pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended (the “1934 Act”), filed on December 18, 2020 (Accession No. 0000940394-20-001607). We have reproduced each comment below and immediately thereafter provided the Registrants’ response. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Preliminary Proxy Statement.

1.	Comment: In the shareholder letter included in the Preliminary Proxy Statement, the Staff notes the inclusion of the following language:

On October 7, 2020, EVC entered into a definitive agreement with Morgan Stanley, a leading global financial services firm providing a wide range of investment banking, securities, wealth management, and investment management services, pursuant to which Morgan Stanley will acquire EVC (the “Transaction”), subject to the completion or waiver of various conditions (the “Closing”).

Please either confirm that “Morgan Stanley” is the legal name of the entity that will acquire EVC pursuant to the definitive agreement referenced above, or define “Morgan Stanley” in the Definitive Proxy Statement.

Response: The Registrants confirm that the legal name of the entity that will acquire EVC is Morgan Stanley.

2.	Comment: The Preliminary Proxy Statement referenced the possibility of a virtual meeting. Please confirm that the Registrants are aware that the staff of the Divisions of Corporation Finance and Investment Management has issued guidance titled “Staff Guidance for Conducting Shareholder Meetings in Light of COVID-19 Concerns” (the “Guidance”).

Response: The Registrants confirm that they are aware of the Guidance.

3.	Comment: Please either confirm that any provisions added to the proposed agreements with respect to governing law would not result in any substantive changes in the rights currently afforded to Fund shareholders, or describe any such substantive changes.

Response: The Registrants confirm that the provisions in the proposed agreements with respect to governing law do not materially alter the rights currently afforded to shareholders under the current agreements.   The Registrants note that both the current and proposed investment advisory agreements and investment sub-advisory agreements are governed by the laws of the Commonwealth of Massachusetts.

4.	Comment: Please address supplementally how Morgan Stanley, the Advisers and, as applicable, the Sub-Advisers will ensure compliance with Section 15(f) of the 1940 Act with respect to the Transaction.

Response: As discussed in Appendix H to the Definitive Proxy Statement, in considering the proposed new agreements, each Fund’s Board considered (i) a commitment that, for a period of three years after the Closing, at least 75% of each Fund’s Board members must not be “interested persons” (as defined in the 1940 Act) of the investment adviser (or predecessor investment adviser, if applicable) pursuant to Section 15(f)(1)(A) of the 1940 Act and (ii) Morgan Stanley’s commitment to use its reasonable best efforts to ensure that it did not impose any “unfair burden” (as that term is used in Section 15(f)(1)(B) of the 1940 Act) on the Funds as a result of the Transaction.

If you have any questions or comments concerning the foregoing or the enclosed, please contact the undersigned at 617-672-8878.

Very truly yours,

/s/ Michael Keane

Michael Keane

Vice President, Counsel

Appendix A

Registrant	1933 Act File Number	Investment Company Act of 1940 File Number

Calvert Impact Fund, Inc.	333-44064	811-10045
Calvert Management Series	002-69565	811-03101
Calvert Responsible Index Series, Inc.	333-34122	811-09877
Calvert Social Investment Fund	002-75106	811-03334
Calvert Variable Products, Inc.	002-90309	811-04000
Calvert Variable Series, Inc.	002-80154	811-03591
Calvert World Values Fund, Inc.	033-45829	811-06563
The Calvert Fund	002-76510	811-03416